SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at June 17, 2004

AMARC RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 6, 2004

* Print the name and title of the signing officer under his signature

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Amarc Resources Ltd.
  1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.amarcresources.com

AMARC BEGINS TRADING ON OTCBB WITH SYMBOL AXREF

June 17, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce that the Company has begun trading in the United States on the Over-the-Counter Bulletin Board under the symbol AXREF. This new listing will provide more exposure to American investors. Amarc will also continue to trade on the TSX Venture Exchange under the symbol AHR.

Amarc has embarked on a focused effort to make major new mineral deposit discoveries in British Columbia, a well-endowed geological environment in the western Canada. Guided by Hunter Dickinson management and senior staff, who have made a number of significant discoveries in BC, Amarc's exploration team is assembling a portfolio of key projects.

Priority areas have been established through original scientific research and by review of property submissions. It is expected that numerous mineral property acquisitions will be made over the coming months. To date, six new copper-gold porphyry targets have been staked in south-central British Columbia. These projects range from grassroots exploration plays identified from a recently released BC government airborne geophysical survey to more advanced projects with substantial geochemical and geophysical anomalies from historic work. Induced Polarization geophysical surveys as well as geological reconnaissance work are underway at these properties, with some quite interesting preliminary results being received.

In addition, Amarc has made several property acquisitions, the most recent of which is the GBR Project (previously known as Wolverine), located on the Golden Bear Road in northern BC. The GBR property hosts a very extensive gold-copper porphyry target, measuring 5,000 metres long and up to 2,000 metres wide, outlined by anomalous copper and gold values in overlying soils. The GBR target is a Galore Creek type deposit, similar to that being developed by Spectrum Gold Ltd.

Field surveys that began in early May 2004 are ramping up, focused on identifying new property acquisitions and refining targets for drilling programs.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.